

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

January 27, 2009

<u>Via U.S. Mail and Facsimile to +972 3 5571789</u>

Eli Kramer
Chief Financial Officer
Ituran Location and Control Ltd.
3 Hashikma Street, Azuor
58001, ISRAEL

     Re: **Ituran Location and Control Ltd.**
           Form 20F for the Fiscal-Year ended December 31, 2007
           Filed June 30, 2008
           File No. 001-32618

Dear Mr. Kramer:

     We have reviewed your response dated December 14, 2008, and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year ended December 31, 2007

Item 15T. Controls and Procedures, page 80

1. Please refer to prior comment 1. We note your response to our comment that "the Company was able to institute effective control procedures to ensure that it meets the criteria under Rule 13a-15" and that "the Company implements control procedures to verify the information provided to it." Please describe for us what specific controls and procedures are in place to mitigate the material weaknesses identified at your subsidiary such that you were able to conclude your disclosure controls and procedures were effective as of the end of the period. Additionally, a similar description should be included in future filings when you conclude your disclosure controls and procedures are effective in spite of your ineffective internal control over financial reporting.

2. In light of your responses to prior comments 5 through 9 and proposed amendment to your Form 20-F, please tell us whether you will continue to conclude your disclosure and procedures were effective. If so, please describe for us in reasonable detail the basis for the officers' conclusions that the company's disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report.

3. Refer to our prior comment 2. Note that Item 15T is a special temporary section that applies instead of Item 15 to an issuer that is an "accelerated filer" only with respect to an annual report that the issuer is required to file for a fiscal year ending on or after July 15, 2006 but before July 15, 2007. Accordingly, in future filings, please file these disclosures under Item 15 of Form 20-F.

Item 18. Financial Statements, page 89

Report of Independent Registered Public Accounting Firm, page F-2

4. We note the third paragraph in the audit report of Fahn Kanne & Co. improperly refers to the "auditing standards of the Public Company Accounting Oversight Board (United States)". Paragraph 3 of PCAOB AS 1 requires the auditor to refer to "the standards of the Public Company Accounting Oversight Board (United States)". Please have your auditors revise their report to remove the word "auditing" and properly reference "the standards" as required by paragraph 3 of PCAOB AS 1.

Report of Independent Registered Public Accounting Firm, page F-42

5. We note your response to our prior comment 7 where you indicate that "Mazar's full name is Estudio Urien & Asociados" and we see the proposed revised audit report. We additionally see that Estudio Urien & Asociados is registered with the PCAOB. However, the draft audit report you provided in your response continues to be presented on "Mazars" letterhead and refers to "Mazars Argentina" in the signature area. Please

explain whether the firm is also registered with the PCAOB under the name Mazars Argentina. Since you indicate Estudio Urien & Asociados is the proper name of the audit firm, please have your auditors tell us why they reference Mazars in the audit report in light of the fact that no firm from Argentina with the name "Mazars" appears to be registered with the PCAOB. Alternatively, please revise the report to only present the official name of Estudio Urien & Asociados.

6. In addition, we are aware that Estudio Urien & Asociados has contacted Kevin Stout in the Office of the Chief Accountant concerning the need to complete the credentialing process. Please update us on the conclusions reached or actions taken as a result of the firm's discussions with that office.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3603 you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Accounting Reviewer